From: Lisa Flynn [mailto:lisa_flynn@asuresoftware.com]
Sent: Thursday, June 11, 2009 7:47 PM
To: David Sandberg
Subject: Sent On Behalf Of Richard Snyder - Response To Your Email

David,

Thank you for your email. The Asure Board continues to value constructive ways to communicate, which also formed the basis for my reaching out to you on June 3, 2009.

As you know, the Board has a robust nominating process that provides opportunities to shareholders to appoint director nominees and for the Board to consider such duly proposed candidates. The Nominating Committee also has the responsibility to our shareholders to vet any proposed directors and to understand the strategy and plans any new board nominees intend to implement. We have offered you several alternatives to meet with you and your nominees and to listen to your plans, but you have declined all of those.

We have an effective strategy and very detailed operational plans with an objective to be profitable by year end. However, we are restricted from providing you any non-public information. Nonetheless, in spite of your public opposition to the Company's board and desire to seek its replacement, we remain open to discuss any plans that you may have to create shareholder value. We have continued to aggressively reduce expenses and plan to continue to do so and would be interested in any of your ideas beyond cutting costs.

If you and your slate are unable to offer any superior plans and continue to engage in a costly proxy fight, the Board has no choice but to vigorously defend shareholders against your efforts to gain control without paying a premium. We look forward to having a responsible and constructive dialogue.

Sincerely,

Richard Snyder
Chief Executive Officer
Asure Software